UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


                            Mattel, Inc.
                            (Name of Issuer)


                                 Common Stock
                     (Title of Class of Securities)


                           577081-10-2
                                (Number)


Check the following box if a fee is being paid with this statement   X  .
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                            Page 1 of 4 pages

PAGE

CUSIP NO.  577081-10-2


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GEICO Corporation
           52-1135801

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           (a) ____
           (b) ____

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


     NUMBER OF         5.   SOLE VOTING POWER
     SHARES                       5,932,100
     BENEFICIALLY
     OWNED BY          6.   SHARED VOTING POWER
     EACH                           - 0 -
     REPORTING
     PERSON            7.   SOLE DISPOSITIVE POWER
     WITH                         5,932,100

                       8.   SHARED DISPOSITIVE POWER
                                    - 0 -

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,932.100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.00%

12.  TYPE OF REPORTING PERSON*

           HC, EP



*SEE INSTRUCTION BEFORE FILLING OUT

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PAGE
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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G


                Under the Securities Exchange Act of 1934

Item 1.  (a)  Name of Issuer:                 Mattel, Inc.

         (b)  Address of Issuer's Principal   333 Continental Blvd
             Executive Offices:               El Segundo, CA 90245

Item 2.  (a)  Name of Person Filing:          GEICO Corporation

         (b)  Address of Principal            GEICO Plaza
              Business Office:                Washington, D.C. 20076

         (c)  Citizenship:                    Delaware

         (d)  Title of Class of               Common Stock
              Securities:

         (e)  CUSIP No.:                      577081-10-2

Item 3.       The person filing is a:         Parent Holding Company

Item 4.       Ownership*

         (a)  Amount Beneficially owned:      5,932,100 Shares

         (b)  Percent of Class:  9.00%

         (c)  Number of      (i)  Sole power to vote or to     5,932,100
              shares as           direct the vote:
              to which
              such person    (ii) Shared power to vote or to      - 0 -
              has:                direct the vote:

                            (iii) Sole power to dispose or to  5,932,100
                                  direct the disposition of:

                             (IV) Shared power to dispose or to   - 0 -
                                  direct the disposition of:













* The number of shares beneficially owned and the percentage ownership are as of December 31, 1994.


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Item 5.    Ownership of 5 Percent or Less of a Class:                N/A

Item 6.    Ownership of More than 5 Percent on Behalf of             N/A
           Another Person:

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company:

                 Of the shares reported in this Schedule, 300,000 are owned beneficially by the GEICO Companies Pension Trust, a pension fund which is subject to the require-ments of the Employee Retirement Income
                 Security Act of 1974, and which is enti-tled to receive the dividends on or pro-ceeds from the sale of such securities.

Item 8.    Identification and Classification of Members of
           the Group:                                                N/A

Item 9.    Notice of Dissolution of Group:                           N/A

Item 10.   Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                 Signature.

                            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                            GEICO Corporation



                            By:  /s/ Charles R. Davies
                                        Charles R. Davies
                                        Vice President and
                                        General Counsel


Date:February 14, 1995            Charles R. Davies, Vice President and
                                  General Counsel


                            Page 4 of 4 pages
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